July 17, 2017
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson
Branch Chief
Office of Consumer Products

Re: Energy Transfer Equity, L.P.
Energy Transfer Partners, L.P.
Forms 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File Nos. 1-32740 and 1-11727

This letter sets forth the responses of Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P.(now known as Energy Transfer, LP and referred to herein as “ETP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 6, 2017 with respect to ETE’s and ETP’s Annual Reports on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments
Energy Transfer Equity, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of Operations, page 75

Consolidated Results, page 76

1.
Please refer to your reconciliation of segment adjusted EBITDA to net income. As indicated by Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the presentation of total segment adjusted EBITDA outside of the segment footnote within your financial statements is the presentation of a non-GAAP financial measure which you note on page 75. Please tell us your consideration of providing all of the disclosures required by Item 10(e) of Regulation S-K. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Response: The referenced disclosures were intended to comply with the guidance in Question 104.04. In addition to providing a reconciliation of total Segment Adjusted EBITDA to net income, the disclosure in the paragraph preceding the reconciliation also states that the purpose for including the measure of total Segment Adjusted EBITDA is to provide a reconciliation of the segment performance measure to the GAAP measure of net income. Based on your comment, we understand that the narrative disclosure preceding the reconciliation may not be considered to fully comply with the requirements of Item 10(e) of Regulation S-K; therefore, in future filings we will revise these disclosures by replacing the paragraph immediately preceding the “Consolidated Results” table with the following:
Segment Adjusted EBITDA, as reported for each segment in the table below, is analyzed for each segment in the section below titled “Segment Operating Results.” Total Segment Adjusted EBITDA, as presented below, is equal to the consolidated measure of Adjusted EBITDA, which is a non-GAAP measure used by industry analysts, investors, lenders and rating agencies to assess the financial performance and the operating results of the Partnership’s fundamental business activities and should not be considered in isolation or as a substitution for net income, income from operations, cash flows from operating activities or other GAAP measures. Our definition of total or consolidated Adjusted EBITDA is consistent with the definition of Segment Adjusted EBITDA above.

Segment Operating Results, page 77

2.
We note the segment measure of profitability reported in your financial statements pursuant to ASC 280 is Segment Adjusted EBITDA. In this section you have labeled a measure as “gross margin” in reconciling to Segment Adjusted EBITDA. Please tell us how your presentation of this measure labeled as gross margin complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please also refer to the guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S-K for your non- GAAP measures. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Response: We acknowledge the Staff’s comment and respectfully note that for segments with revenues from sales of products, the measure of gross margin is presented in order to provide additional information to the reader and to facilitate the narrative analysis of the segment results. Based on the guidance in Question 100.04 of the May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, we believe that the presentation of revenues or gross margin that are adjusted for non-GAAP items could be considered a violation of Rule 100(b) of Regulation G; therefore, we have not included any non-GAAP adjustments in the measure of gross margin reported in the Segment Operating Results. Since the measure of gross margin presented in the Segment Operating Results conforms to GAAP, we do not believe that Item 10(e) of Regulation S-K applies.

Adjusted EBITDA Related to Unconsolidated Affiliates, page 79

3.	Please tell us your consideration of the disclosure requirements in Item 10(e) of Regulation S-K with respect to your disclosure of adjusted EBITDA related to unconsolidated affiliates.

Response: We acknowledge the Staff’s comment and respectfully submit that we do not believe the disclosure of adjusted EBITDA related to unconsolidated affiliates constitutes a non-GAAP measure based on the following analysis. We note that a “non-GAAP measure” is defined to mean “a numerical measure of a registrant’s historical or future performance.” We do not believe this definition includes the amount presented for adjusted EBITDA related to unconsolidated affiliates, as such amounts do not measure the financial performance of the registrant. Rather, we consider such an amount to be a reconciling item between the total segment performance measure and the most directly comparable GAAP measure. Question 104.02 of the May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures states, “Where a company includes in its MD&A a discussion of segment profitability determined consistent with Accounting Standards Codification 280, which also requires that a footnote to the company’s consolidated financial statements provide a reconciliation, the company also should include in the segment discussion in the MD&A a complete discussion of reconciling items that apply to the particular segment being discussed.” In conformity with this guidance, we have included the amount of adjusted EBITDA related to unconsolidated affiliates that applies to each segment, along with a discussion of such amounts to the extent that such discussion is significant to the readers’ understanding of the segment operating results.

Estimates and Critical Accounting Policies, page 101

Impairment of Long-Lived Assets and Goodwill, page 104

4.
Reference is made to comment number two in our letter dated June 7, 2016 and your response to the comment dated June 17, 2016 indicating no significant portion of your consolidated goodwill balance was substantially at risk of failing the goodwill impairment analysis. We also note the subsequent $1.3 billion of goodwill impairment charges recorded during 2016 in the ETP and Sunoco LP reportable segments. In light of the significant amount of goodwill remaining on the balance sheet in these two reportable segments, and with a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional future material impairment charges, please tell us your consideration of disclosing: the key assumptions used in measuring the impairment losses, how the key assumptions were determined (including any assumed control premium), a discussion of the degree of uncertainty associated with key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional impairment. If you believe additional disclosure continues to be unnecessary, please advise and also consider disclosing your supporting rationale. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Response: We acknowledge the Staff’s comment. In Note 2 to the consolidated financial statements included in the Form 10-K, we included additional disclosures related to key assumptions used in measuring the impairment losses. We believe that these disclosures address much of the information related to the comment above, and we will include such disclosures in the “Estimates and Critical Accounting Policies” section within the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings. With respect to (i) the degree of uncertainty associated with key assumptions and (ii) potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in future impairment, we respectfully note that much of this information is inherent in the description of the assumption itself (e.g., cost of capital, future market conditions and valuation multiples of comparable publicly-traded companies) and/or is disclosed in other sections of the Form 10-K, such as “Item 1. Business,” “Item 1A. Risk Factors,” and elsewhere in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For example, cash flows in ETP’s midstream segment, which segment has aggregate goodwill of $863 million among its reporting units as of December 31, 2016, could reasonably be expected to be negatively affected by several of the risks discussed in “Item 1A. Risk Factors,” including the following:

•
“Income from our midstream, transportation, terminalling and storage operations is exposed to risks due to fluctuations in the demand for and price of natural gas, NGLs and oil that are beyond our control.”

•
“We may be unable to retain or replace existing midstream, transportation, terminalling and storage customers or volumes due to declining demand or increased competition in oil, natural gas and NGL markets, which would reduce our revenues and limit our future profitability.”

•
“The profitability of certain activities in our natural gas gathering, processing, transportation and storage operations are largely dependent upon natural gas commodity prices, price spreads between two or more physical locations and market demand for natural gas and NGLs.”

Cash flows in ETE’s investment in Sunoco LP segment, which segment has aggregate goodwill of $2,618 million among its reporting units as of December 31, 2016, could reasonably be expected to be negatively affected by several of the risks discussed in “Item 1A. Risk Factors,” including the following:

•
“Sunoco LP’s financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact margins, customers’ financial condition and the availability of trade credit.”

•
“A significant decrease in demand for motor fuel, including increased consumer preference for alternative motor fuels or improvements in fuel efficiency, in the areas Sunoco LP services would reduce their ability to make distributions to unitholders.”

To the extent that such disclosures may be unique to a reporting unit and/or may significantly impact the goodwill analysis, we will include such disclosures in the “Estimates and Critical Accounting Policies” section within the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Notes to Consolidated Financial Statements, page F-10

Note 11. Regulatory Matters, Commitments, Contingencies and Environmental Liabilities

Guarantee of Sunoco LP Notes, page F-57

5.
Please tell us your consideration of the financial statement requirements in Rule 3-10 of Regulation S-X as it relates to the guarantee of the Sunoco LP Notes and in particular the provision of separate financial statements for the issuer and guarantor of the notes. Please also address this comment as it relates to the Energy Transfer Partners, L.P. Form 10-K for the fiscal year ended December 31, 2016.

Response: Neither ETE nor ETP are issuers or guarantors of the Sunoco LP notes. Sunoco LP, the issuer of the notes, is a subsidiary of ETE and an affiliate of ETP; Sunoco LP is a registrant and filed a Form 10-K for the year ended December 31, 2016. Until December 2016, the Sunoco LP notes were guaranteed by ETP Retail Holdings, LLC, a subsidiary of ETP, and in December 2016, the guarantees of the Sunoco LP notes were assigned to ETC M-A Acquisition LLC, also a subsidiary of ETP. Sunoco LP initially filed registration statements on Form S-4 in July 2016 to register the guaranteed notes, and as required under Rule 3-10 of Regulation S-X, Sunoco LP included the financial statements of ETP Retail Holdings, LLC as an exhibit to its Forms 10-Q for the quarters ended June 30, 2016 and September 30, 2016. Subsequent to the assignment of the guarantees in December 2016, Sunoco LP included the financial statements of ETC M-A Acquisition LLC as an exhibit to its Form 10-K for the year ended December 31, 2016 and its Form 10-Q for the quarter ended March 31, 2017. We respectfully submit that Sunoco LP has met the reporting obligations under Rule 3-10 of Regulation S-X, and we do not believe that ETE or ETP has a separate reporting obligation related to these guarantees.

Energy Transfer Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2016

Energy Transfer Partners, L.P. and Subsidiaries Consolidated Statements of Operations, page F-5

6.
Please show us your income significance computations under Rule 3-09 of Regulation S-X for your equity method investment in Sunoco LP. Please be sure to explain how you arrived at both the numerator and denominator in the computations.

Response: We acknowledge the Staff’s comment and have provided herein the significance computations under Rule 3-09 of Regulation S-X related to ETP’s equity method investment in Sunoco LP. In applying the income test in determining significance, as prescribed in Rule 1-02(w) of Regulation S-X, we compared ETP’s equity in Sunoco LP’s income from continuing operations before income taxes to ETP’s consolidated income from continuing operations before income taxes, exclusive of amounts attributable to non-controlling interest, and determined that our investment in Sunoco LP did not exceed 20% for the years ended December 31, 2016 and 2015.

To compute the numerator, we applied the guidance in Section 2410.3 of the SEC Financial Reporting Manual, which states that the numerator should be based on the registrant’s proportionate share of the pre-tax income from continuing operations. To compute the denominator for the year ended December 31, 2016, we applied computational note 2 of Rule 1-02(w) of Regulation S-X, which indicates that if the income of the registrant and its consolidated subsidiaries for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, then the average income should be substituted for purposes of the computation. As noted in footnote (a) to the table below, our calculation of the denominator also followed computational note 1 of Rule 1-02(w) of Regulation S-X, which indicates circumstances under which the registrant’s equity in the income or loss of the investee should be excluded from the income of the registrant when computing the registrant’s average income. To compute the denominator, we applied the guidance in Section 2410.4 of the SEC Financial Reporting Manual, which states that the denominator for the income test should begin with the amount identified at Rule 5-03(b)10 of Regulation S-X, adjusted to include the registrant’s equity in earnings of the investee from continuing operations before income taxes and exclude the portion of the registrant’s income or loss before taxes attributable to any non-controlling interests.

	2016		2015
	(dollars in millions)

Sunoco LP's income (loss) before income taxes	$(437)		$107	(b)
ETP's proportionate ownership	44%		44%
Proportionate share of Sunoco LP income/loss (numerator)	$(192)		$47

ETP’s income from continuing operations before income tax expense (benefit), excluding noncontrolling interest (denominator)	$1,043	(a)	$1,097

Income significance	18.4%		4.3%
_________________________________________

(a)
For 2016, the amount shown represents the average for the last five fiscal years, in accordance with computational note 2 to Rule 1-02(w) of Regulation S-X. In calculating the five-year average, ETP’s income for the year ended December 31, 2016 excluded ETP’s proportionate share of Sunoco LP’s loss for the period in accordance with computational note 1 to Rule 1-02(w) of Regulation S-X.

(b)	Represents Sunoco LP’s income for July 1, 2015 through December 31, 2015, as ETP commenced use of the equity method on July 1, 2015.

Based on the analysis above, the income significance of ETP’s investment in Sunoco LP was below the 20% threshold in Rule 3-09 of Regulation S-X to require the presentation of full financial statements.
*****

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Group Chief Financial Officer – ETE
(214) 840-5400

Cc:    Kenneth Clay, Grant Thornton LLP